SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Carlyle Credit Solutions, Inc.
(Name of Subject Company)
CDL Tender Fund 2022-1, L.P.
CDL Tender Fund 2022-1 GP, L.L.C.
CG Subsidiary Holdings, L.L.C.
Carlyle Global Credit Investment Management L.L.C.
Cliffwater Corporate Lending Fund
Cliffwater LLC
AlpInvest Indigo I CI-A, L.P.
AlpInvest Indigo SCF I CI GP, L.P.
(Name of Filing Persons (Offerors))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)
Jeffrey Ferguson, Esq. Joshua Lefkowitz, Esq. CDL Tender Fund 2022-1 GP, L.L.C. c/o The Carlyle Group Inc. 1001 Pennsylvania Avenue, Suite 220 South Washington, DC 20004 (202) 729-5626	Copies to: Richard Horowitz, Esq. Jonathan Gaines, Esq. Dechert LLP Three Bryant Park 1095 Avenue of the Americas New York, NY 10036 (212) 698-3500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer (the “Offer”) by (i) CDL Tender Fund 2022-1, L.P., a Delaware limited partnership (the “Purchaser”), (ii) Carlyle Global Credit Investment Management L.L.C. (“CGCIM”), a Delaware limited liability company and a limited partner of the Purchaser, which also serves as investment adviser to the Company and to the Purchaser, (iii) Cliffwater Corporate Lending Fund (“CCLF”), a Delaware statutory trust and a limited partner of the Purchaser, and (iv) AlpInvest Indigo I CI-A, L.P. (“AlpInvest LP”), a Delaware limited partnership and a limited partner of the Purchaser, to purchase up to $100,000,000 in aggregate amount of shares of common stock, par value $0.01 per share (the “Shares”), of Carlyle Credit Solutions, Inc. (f/k/a TCG BDC II, Inc.), a Maryland corporation (the “Company”), the subject company, at a purchase price equal to $20.13 per Share, which represents the net asset value per Share as determined by the Company on March 29, 2022, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 5, 2022 (the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Transfer Form (the “Letter of Transmittal”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”
CDL Tender Fund 2022-1 GP, L.L.C. (the “General Partner”), the Purchaser’s general partner, is being named as a bidder herein because it is deemed to control the Purchaser, but otherwise is not participating in the Offer. CG Subsidiary Holdings L.L.C. (the “CG Subsidiary Holdings”), the General Partner’s sole member, is being named as a bidder herein because it is deemed to control the General Partner and the Purchaser, but otherwise is not participating in the Offer. Cliffwater LLC (“Cliffwater”), which serves as the investment adviser to CCLF, is being named as a bidder herein because it is deemed to control CCLF, but otherwise is not participating in the Offer. AlpInvest Indigo SCF I CI-A GP, L.P., which serves as the general partner to AlpInvest LP, is being named as a bidder herein because it is deemed to control AlpInvest LP, but otherwise is not participating in the Offer. The Purchaser, the General Partner, CG Subsidiary Holdings, CGCIM, CCLF, Cliffwater, AlpInvest LP and AlpInvest Indigo SCF I CI GP, L.P. are collectively referred to herein as the “Offeror Group.”
Item 1.	Summary Term Sheet.
Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached hereto as Exhibit (a)(1)(A) and is hereby incorporated by reference.
Item 2.	Subject Company Information.
(a)
The name of the subject company and the issuer of the securities to which this Schedule TO relates is Carlyle Credit Solutions, Inc. (f/k/a TCG BDC II, Inc.), a Maryland corporation. The Company’s principal executive offices are located at One Vanderbilt Avenue, Suite 3400, New York, New York 10017. The Company’s telephone number at such principal executive offices is (212) 813-4900.

(b)
This Schedule TO relates to the issued and outstanding Shares of the Company. According to the Company, as of April 5, 2022, there were an aggregate of 57,005,057 Shares issued and outstanding. Subject to the conditions set forth in the Offer to Purchase, the Purchaser will purchase up to $100,000,000 in aggregate amount of the Shares that are tendered by holders of the Shares and not withdrawn as described in the Offer to Purchase.

(c)	Shares are not traded in any market.
Item 3.	Identity and Background of Filing Person.
This Schedule TO is being filed by the Purchaser. The information set forth in Section 9 — “Certain Information Concerning Offeror Group” in the Offer to Purchase and in Schedules A through C of the Offer to Purchase is incorporated herein by reference.
Item 4.	Terms of the Transaction.
The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 10 and 11 — “Certain Information Concerning Offeror Group,” “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements” and “Purpose of the Offer and Plans for the Company; Agreements” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.
The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7 and 11 — “Net Asset Value of Shares; Dividends,” “Possible Effects of the Offer; Listing; Exchange Act Registration,” and “Purpose of the Offer and Plans for the Company; Agreements” is incorporated herein by reference. Because Shares are not traded in any market or on any national securities exchange, subsection (6) of Regulation M-A Item 1006(c) is not applicable to the Offer.
Item 7.	Source and Amount of Funds or Other Consideration.
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Sections 10, 11 and 12 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements,” “Purpose of the Offer and Plans for the Company; Agreements” and “Source and Amount of Funds” is incorporated herein by reference.
Item 8.	Interest in Securities of the Subject Company.
The information set forth in Sections 9 and 11 — “Certain Information Concerning Offeror Group” and “Purpose of the Offer and Plans for the Company; Agreements” of the Offer to Purchase is incorporated herein by reference.
Item 9.	Persons/Assets Retained, Employed, Compensated or Used.
The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 10, 11 and 16 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements,” “Purpose of the Offer and Plans for the Company; Agreements” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
Item 10.	Financial Statements.
The information set forth in Section 9 — “Certain Information Concerning Offeror Group” in the Offer to Purchase is incorporated herein by reference.
Item 11.	Additional Information.
(a)(1)
The information set forth in Sections 9, 10 and 11 — “Certain Information Concerning Offeror Group,” “Background of Offer; Past Contacts, Transactions, Negotiations and Agreements” and “Purpose of the Offer and Plans for the Company; Agreements” of the Offer to Purchase is incorporated herein by reference.

(a)(2)
The information set forth in Sections 11, 13 and 14 — “Purpose of the Offer and Plans for the Company; Agreements,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	The information set forth in Section 14 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.
(a)(1)(A)	Offer to Purchase, dated April 5, 2022

(a)(1)(B)	Form of Letter of Transmittal and Transfer Form (including Internal Revenue Service Form W-9, Form W-8BEN and Form W-8BEN-E)

(a)(1)(C)	Notice of Withdrawal of Tender

(a)(5)(A)	Letter to Stockholders, dated April 5, 2022

(d)(1)	Amended and Restated Limited Partnership Agreement of CDL Tender Fund 2022-1, L.P., dated as of April 4, 2022

(d)(2)	Voting Agreement, dated April 4, 2022, by and among Cliffwater Corporate Lending Fund, Cliffwater LLC and Carlyle Credit Solutions, Inc.

(d)(3)	Form of Subscription Agreement

107	Calculation of Filing Fee Table
Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 5, 2022
CDL Tender Fund 2022-1, L.P.

By: CDL Tender Fund 2022-1 GP, L.L.C., its General Partner

By:	/s/ David Lobe
David Lobe
Authorized Officer
CDL Tender Fund 2022-1 GP, L.L.C.

By:	/s/ David Lobe
David Lobe
Authorized Officer
CG Subsidiary Holdings L.L.C.

By:	/s/ Charles E. Andrews, Jr.
Charles E. Andrews, Jr.
Authorized Officer

Carlyle Global Credit Investment Management L.L.C.

By:	/s/ Joshua Lefkowitz
Joshua Lefkowitz
Chief Legal Officer
Cliffwater Corporate Lending Fund

/s/ Stephen L. Nesbitt
Stephen L. Nesbitt
President
Cliffwater LLC

By:	/s/ Stephen L. Nesbitt
Stephen L. Nesbitt
Chief Executive Officer

AlpInvest Indigo I CI-A, L.P.
By: AlpInvest Indigo SCF I CI GP, L.P., its general partner
By: AlpInvest US Holdings, LLC, its manager

By:	/s/ Cameron Fairall
Cameron Fairall
Chief Compliance Officer

By:	/s/ Michael Thorne
Michael Thorne
Chief Legal Officer

AlpInvest Indigo SCF I CI GP, L.P.
By: AlpInvest US Holdings, LLC, its manager

/s/ Cameron Fairall
Cameron Fairall
Chief Compliance Officer

/s/ Michael Thorne
Michael Thorne
Chief Legal Officer